                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                -----------------------------------------------

                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)


                           MICRO GENERAL CORPORATION
                -----------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, $.05 par value
                -----------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  594838-10-4
                -----------------------------------------------
                                 (CUSIP NUMBER)


                                 Carl A. Strunk
                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                                   Suite 500
                             Irvine, CA 92714-6253
                                 (714) 622-5000
                -----------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               February 23, 1996
                -----------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [  ].





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                                  SCHEDULE 13D

----------------------------
CUSIP NO.    594838-10-4
          ------------------
----------------------------


(1)      NAME OF REPORTING PERSON:

                 Fidelity National Financial, Inc., a Delaware corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                 IRS No.  86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)     [  ]
         (b)     [  ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:       WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)     [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:           731,216

(8)      SHARED VOTING POWER:         Inapplicable

(9)      SOLE DISPOSITIVE POWER:      731,216

(10)     SHARED DISPOSITIVE POWER:    Inapplicable

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                      731,216

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES       [  ]

         Inapplicable

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37.5%

(14)     TYPE OF REPORTING PERSON:      HC/CO




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

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is common stock, $.05 par value (the "Shares"), and the name and address of the principal executive offices of the issuer of such shares is Micro General Corporation, 1740 Wilshire Avenue, Santa Ana, California 92705 (the "Company").


ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). Fidelity is located as 17911 Von Karman Avenue, Suite 500, Irvine, California 92714. Additional information respecting Fidelity is set forth on Schedule "A" attached hereto and incorporated herein by this reference.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used for the purchase of Shares covered by this Schedule 13D was $20,000.00 (plus brokerage commissions of $303.55). The source of funds for the purchases disclosed herein was Fidelity's general corporate funds.


ITEM 4.  PURPOSE OF TRANSACTION

         Fidelity has made the purchases described in Item 5 hereof for purposes of investment because it regards the Shares as an attractive investment at the prices prevailing to date.

         Except as set forth above, Fidelity does not have any specific plans or proposals that relate to or would result in any of the actions specified in
Item 4 of Schedule 13D but retains the right to take all such actions as may be deemed appropriate to protect its investment in the Company. Subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, Fidelity may determine to increase, decrease or entirely dispose of its holdings of the Company, purchase by private purchase, in the open market, by tender offer or otherwise additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, exchange of securities, assets acquisition, tender offer or in privately negotiated transactions on such terms and at such times as it may consider desirable.

ITEM 5.  INTEREST IN SECURITIES

         As of September 30, 1995, the Company had issued and outstanding 1,948,166 shares (according to Form 10-Q filed with the Securities and Exchange Commission on or about November 14, 1995). All percentages contained in this
Schedule 13D are based on that number of issued and outstanding Shares. Fidelity purchased 10,000 shares of common stock in the market on December 19, 1995. This purchase was not reflected in the 13-D Amendment No. 2 filed on February 23, 1996





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
concerning the purchase of 40,000 shares of Micro General Corporation in a private transaction on January 17, 1996.

         As of this Schedule 13D, Fidelity owns 731,216 Shares which is 37.5% of the Shares. Fidelity has the sole power to vote and dispose of these Shares.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 26, 1996             FIDELITY NATIONAL FINANCIAL, INC.,
                                        a Delaware corporation



                                        By:   /s/  CARL A. STRUNK
                                            ------------------------------------
                                              Carl A. Strunk
                                              Executive Vice President
                                              Chief Financial Officer





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
                                   SCHEDULE A

                       FIDELITY NATIONAL FINANCIAL, INC.


         The directors and executive officers(1) of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity National"); their present principal occupations or employments (including the name, principal business and address of any such employer); their citizenship and their business or residence addresses are as follows:

                                   DIRECTORS

WILLIAM P. FOLEY, II
Chairman of the Board
Chief Executive Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

FRANK P. WILLEY
President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

WILLIAM A. IMPARATO
General Partner
Park West Development Company(2)
1515 East Missouri, Bldg. A
Phoenix, AZ 85014

DANIEL D. (RON) LANE
Chairman
Lane/Kuhn Pacific(3)
14 Corporate Plaza
Newport Beach, CA 92660





__________________________________

          1   All directors and executive officers listed on Schedule A are citizens of the United States of America.

          2   Park West Development Companys' principal business is real estate development.

          3   Lane/Kuhn Pacific's principal business is real estate
development.






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
J. THOMAS TALBOT
Owner
The Talbot Company(4)
500 Newport Center Drive, Suite 900
Newport Beach, CA 92660

CARY THOMPSON
Managing Director
NatWest Markets(5)
350 S. Grand Avenue, Suite 3900
Los Angeles, CA 90071

STEPHEN C. MAHOOD
Stephen C. Mahood Investments(6)
500 Crescent Court, Suite 270
Dallas, TX 75201

DONALD M. KOLL
Koll Company(7)
4343 Von Karman Avenue
Newport Beach, CA 92660





__________________________________

         4   The Talbot Company's principal business is real estate development.

         5   NatWest Markets' principal business is investment banking.

         6   Stephen C. Mahood Investments is an investment company.

         7   Koll Company's principal business is real estate development.





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
                               EXECUTIVE OFFICERS

WILLIAM P. FOLEY, II
Chairman of the Board and
  Chief Executive Officer of
Fidelity National.  See "Directors," above.

FRANK P. WILLEY
President of
Fidelity National.  See "Directors," above.

ANDREW F. PUZDER
Executive Vice President,
  General Counsel and
  Assistant Secretary
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

PATRICK F. STONE
Executive Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

CARL A. STRUNK
Executive Vice President,
  Chief Financial Officer
  Treasurer and
  Assistant Secretary
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

RAYMOND R. QUIRK
Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714





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
M'LISS JONES KANE
Senior Vice President,
  Corporate Counsel and
  Corporate Secretary of
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

GARY R. NELSON
Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714



         During the last five (5) years, neither Fidelity National nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.





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
                                   SCHEDULE B

                          DESCRIPTION OF TRANSACTIONS



         The following transactions were effected by Fidelity National Financial, Inc., a Delaware corporation:



         Date of
         Transaction            Quantity                    Price
         -----------            --------                    -----

         12/19/95                 10,000                    $2.00









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